# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OKYO Pharma Ltd, CIK 0001849296
CUSIP: G6724L116
Title of class of securities: Ordinary Shares, without par value
Address of issuer's principal executive offices: 55 PARK LANE, LONDON, United Kingdom (X0), W1K 1NA
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002115022

## Reporting persons
- Sirenia Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,054,054; sole dispositive power 0; shared dispositive power 4,054,054; aggregate amount beneficially owned 4,054,054 (7.7% of the class)
- Alex Silverstein: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,054,054; sole dispositive power 0; shared dispositive power 4,054,054; aggregate amount beneficially owned 4,054,054 (7.7% of the class)

## Item 1. Issuer
Name of issuer: OKYO Pharma Ltd
Address of issuer's principal executive offices: 9th Floor, 107 Cheapside, London EC2V 6DN

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sirenia Capital Management LP ("Sirenia") with respect to the ordinary shares, without par value ("Ordinary Shares"), of OKYO Pharma Ltd (the "Issuer") held by SILV Fund, Ltd. (the "Sirenia Fund"), an investment fund it manages; and

(ii) Alex Silverstein ("Mr. Silverstein"), the managing member of Sirenia Capital Management GP LLC, the general partner of Sirenia, with respect to the Ordinary Shares held by the Sirenia Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.

Sirenia and Mr. Silverstein have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of Sirenia and Mr. Silverstein is 1674 Meridian Avenue, Suite 320, Miami Beach, FL 33139.
Citizenship: Sirenia is a Delaware limited partnership. Mr. Silverstein is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 52,479,257 Ordinary Shares outstanding, which is the sum of (i) 10,815,000 Ordinary Shares issued in the offering described in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on March 12, 2026 (the "March 12th 6-K"); (ii) 1,109,060 Ordinary Shares issued pursuant to the exercise of the underwriters' overallotment option as reported in the March 12th 6-K; and (iii) 40,555,197 Ordinary Shares outstanding as of February 9, 2026, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the SEC on February 17, 2026.
Percent of class: 7.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Sirenia Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Sirenia Capital Management LP: /s/ Kolby Loft, Kolby Loft, General Counsel & Chief Compliance Officer (05/15/2026)
- Alex Silverstein: /s/ Alex Silverstein, Alex Silverstein, individually (05/15/2026)